Lazard Global Total Return and Income Fund, Inc.



Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 26, 2006, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:

two Class I Directors (Robert M. Solmson and Charles Carroll), each to serve for a three-year term expiring at the 2009 Annual Meeting and until his successor is duly elected and qualified;

one Class III Director (Ashish Bhutani), to serve for a two-year term expiring at the 2008 Annual Meeting and until his successor is duly elected and qualified.

Director	       For       	   Withhold authority

Robert M. Solmson           6,974,224              207,017
Charles Carroll		    7,095,333		    85,908
Ashish Bhutani		    6,977,124		   204,117